October 7, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street N.E.

Washington, D.C. 20549

Re:	Henry Schein, Inc.

Definitive Proxy Statement on Schedule 14A

Response dated September 10, 2024

File No. 000-27078

Ladies and Gentlemen:

We acknowledge receipt of your letter from the Division of Corporation Finance Disclosure Review Program dated September 27, 2024 regarding the above referenced filing.

Please see our following response to the comment in your letter.

Response letter submitted September 10, 2024

Pay Versus Performance, page 50

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We note that your response to prior comment 2 does not include the requested description of how your Company-Selected Measure, Adjusted EPS, is calculated from your audited financial statements. Please provide us with a description of how Adjusted EPS is calculated from your audited financial statements.

Response:

In our Definitive Proxy Statement on Schedule 14A filed on April 10, 2024, our Company-Selected Measure was adjusted EPS used for purposes of determining annual cash incentive compensation under our Performance Incentive Plan, which is calculated consistently based on our GAAP EPS, but which then may be adjusted year-to-year as approved on an annual basis by the Company’s Compensation Committee in accordance with the terms of such plan and as described in the Compensation Discussion and Analysis of that Definitive Proxy Statement (page 26).

In response to the Staff’s comments, as noted in our previous response, the Company has determined that in future filings of our Definitive Proxy Statement on Schedule 14A we will use as our Company-Selected Measure diluted EPS provided on a non-GAAP basis, which we disclose each quarter in our earnings press release. In calculating adjusted EPS for this purpose, the Company adjusts GAAP EPS for certain types of expenses or gains for the purpose stated in our earnings press releases. The specific adjustments to EPS are

Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747

disclosed in an appendix to our earnings press release for each period. We confirm that in future filings of our Definitive Proxy Statement on Schedule 14A we will disclose that the Company is applying the same measure disclosed in our earnings press releases for purposes of our pay versus performance disclosure, and the Company will include sufficiently detailed disclosure of the types of adjustments that have been made to GAAP EPS for the periods in question, which information is also available in our earnings press releases. In the event that our approach to calculating non-GAAP EPS for purposes of our earnings press releases changes in the most current fiscal year presented in the disclosure, we will update the results presented for the earlier years so that they are calculated in a consistent manner and explain the update in a footnote to the table.

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

If you have any questions or comments regarding this response, please contact me at (631) 662-1767 or kelly.murphy@henryschein.com.

Sincerely,

/s/ Kelly Murphy

Kelly Murphy

Senior Vice President and General Counsel

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